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                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 2
                                      TO
                                SCHEDULE 14D-9
                     SOLICITATION/RECOMMENDATION STATEMENT
                      PURSUANT TO SECTION 14(D)(4) OF THE
                        SECURITIES EXCHANGE ACT OF 1934

                               ----------------

                         KYSOR INDUSTRIAL CORPORATION
                           (NAME OF SUBJECT COMPANY)

                         KYSOR INDUSTRIAL CORPORATION
                     (NAME OF PERSON(S) FILING STATEMENT)

                               ----------------

                    COMMON STOCK, PAR VALUE $1.00 PER SHARE
            (INCLUDING THE ASSOCIATED COMMON SHARE PURCHASE RIGHTS)
                                      AND
  SERIES A CONVERTIBLE VOTING PREFERRED STOCK, STATED VALUE $24.375 PER SHARE
                      (TITLE OF EACH CLASS OF SECURITIES)

                           501566103 (COMMON STOCK)
                  (CUSIP NUMBER OF EACH CLASS OF SECURITIES)

                               ----------------

                               GEORGE R. KEMPTON
                     CHAIRMAN AND CHIEF EXECUTIVE OFFICER
                         KYSOR INDUSTRIAL CORPORATION
                              ONE MADISON AVENUE
                                 P.O. BOX 1000
                         CADILLAC, MICHIGAN 49601-9785
                                (616) 779-2200
      (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE
    NOTICES AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)

                               ----------------

                                WITH A COPY TO:

                             TRACY T. LARSEN, ESQ.
                          WARNER NORCROSS & JUDD LLP
                             900 OLD KENT BUILDING
                              111 LYON STREET, NW
                       GRAND RAPIDS, MICHIGAN 49503-2489
                                (616) 752-2000

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  Kysor Industrial Corporation, a Michigan corporation (the "Company"), hereby amends and supplements its statement on Schedule 14D-9, filed with the Securities and Exchange Commission on February 7, 1997, as previously amended by an Amendment No. 1 filed February 14, 1997 with respect to the tender offer by K Acquisition Corp., a Michigan corporation (the "Purchaser") and an indirect wholly-owned subsidiary of Scotsman Industries, Inc., a Delaware corporation ("Parent"), to purchase all outstanding Common Stock, par value $1.00 per share, of the Company, including the associated common share purchase rights (collectively, the "Common Shares") and all outstanding Series A Convertible Voting Preferred Stock, stated value $24.375 per share (the "Preferred Shares" and, together with the Common Shares, the "Shares"), of the Company at a price of $43.00 per Share net to the seller in cash without interest, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated February 7, 1997, and in the related Letter of Transmittal (which together constitute the "Offer").

ITEM 3. IDENTITY AND BACKGROUND.

  The introductory portion of the first paragraph on page 9 of the Company's
Schedule 14D-9 is hereby amended to state as follows:

    Conditions to the Offer. Notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the Securities and Exchange Commission, including Rule 14e-l(c) under the Exchange Act (relating to the Purchaser's obligation to pay for or return tendered Shares after the termination or withdrawal of the Offer), to pay for any Shares tendered pursuant to the Offer unless: (i) there has been validly tendered and not withdrawn prior to the expiration of the Offer such number of Shares that would constitute a majority of the outstanding Shares at the expiration of the Offer (assuming the exercise of all options to purchase Shares outstanding at the expiration of the Offer) (the "Minimum Condition"); (ii) any waiting period under the HSR Act applicable to the purchase of Shares pursuant to the Offer has expired or been terminated; (iii) on or prior to the expiration of the Offer, the Company and Kuhlman have consummated the transactions contemplated by the Asset Purchase Agreement or Kuhlman has waived any conditions to consummate the Asset Purchase Agreement, agreeing to consummate the transactions contemplated thereby contemporaneously with or immediately following the consummation of the Offer; and (iv) there has been validly tendered and not withdrawn prior to the expiration of the Offer all outstanding Preferred Shares, unless the Company has called all outstanding Preferred Shares for redemption on a date that is not later than one business day after the consummation of the Offer. Furthermore, notwithstanding any other term of the Offer or the Merger Agreement, the Purchaser will not be required to accept for payment or, subject as aforesaid, to pay for any Shares not theretofore accepted for payment or paid for, and may terminate the Offer if, at any time on or after the date of the Merger Agreement and before the expiration of the Offer (or, in the case of conditions related to regulatory matters, before the acceptance of such Shares for payment or the payment therefor), any of the following conditions exists (other than as a result of any action or inaction of Parent or any of its subsidiaries that constitutes a breach of the Merger Agreement):


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                                   SIGNATURE

  AFTER REASONABLE INQUIRY AND TO THE BEST OF MY KNOWLEDGE AND BELIEF, I CERTIFY THAT THE INFORMATION SET FORTH IN THIS STATEMENT IS TRUE, COMPLETE AND CORRECT.

                                          Kysor Industrial Corporation

                                                   /s/ George R. Kempton
                                          By: _________________________________
                                                     George R. Kempton
                                                 Chairman of the Board and
                                                  Chief Executive Officer

Dated: February 27, 1997

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